Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of September 30, 2017 and December 31, 2016 and results of operations for the three and nine months ended September 30, 2017 and 2016. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of September 30, 2017, included elsewhere in this report, and our annual report for the year ended December 31, 2016 on Form 20-F.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing our business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS are included within this MD&A.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Our sole material asset is our 37% interest in Brookfield Property L.P. (the “Operating Partnership”). As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties.

We also discuss the results of operations on a segment basis, consistent with how we manage our business. The partnership’s operating segments are organized into four reportable segments: i) Core Office, ii) Core Retail, iii) Opportunistic and iv) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the Chief Operating Decision Maker.

Our partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”) and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units, and Exchange LP Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units have provided Brookfield Asset Management Inc. (“Brookfield Asset Management”) the right to request that its units be redeemed for cash consideration. In the event that Brookfield Asset Management exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. As a result of this redemption feature, we present the Exchange LP Units as a component of non-controlling interests.

This MD&A includes financial data for the three and nine months ended September 30, 2017 and includes material information up to November 9, 2017. Financial data has been prepared using accounting policies in accordance with IFRS as issued by the IASB. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property, excluding information relating to our interests in China Xintiandi. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

Additional information is available on our website at bpy.brookfield.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
We are Brookfield Asset Management’s flagship public commercial property entity and the primary vehicle through which it invests in real estate on a global basis. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. Our goal is to be a leading global owner and operator of real estate, providing investors with a diversified exposure to some of the most iconic properties in the world and to acquire high-quality assets at a discount to replacement cost or intrinsic value. With approximately 16,000 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors, including:

•	Core Office segment through our 100% common equity interest in Brookfield Office Properties Inc. (“BPO”) and our 50% interest in Canary Wharf Group plc (“Canary Wharf”);

•	Core Retail segment through our 29% interest in GGP Inc. (“GGP”) (34% on a fully diluted basis, after the exercise of all outstanding warrants which occurred subsequent to September 30, 2017); and

•	Opportunistic segment through investments in Brookfield Asset Management-sponsored real estate funds.

Through these platforms, we have amassed a portfolio of premier properties and development sites around the globe, including:

•
146 office properties totaling approximately 100 million square feet primarily located in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin;

•	Office and urban multifamily development sites that enable the construction of 30 million square feet of new properties;

•	126 regional malls and urban retail properties containing over 123 million square feet in the United States;

•	115 opportunistic office properties comprising of over 31 million square feet of office space in the United States, United Kingdom, Brazil, India and South Korea;

•	Approximately 29 million square feet of opportunistic retail space across 46 properties across the United States and in select Brazilian markets;

•	Approximately 47 million square feet of industrial space across 183 industrial properties, primarily consisting of modern logistics assets in North America and Europe;

•	Over 27,700 multifamily units across 93 properties throughout the United States;

•	Nineteen hospitality assets with over 13,800 rooms across North America, Europe and Australia;

•	324 properties that are leased to automotive dealerships across the United States and Canada on a triple net lease basis;

•	203 self-storage facilities comprising approximately 15 million square feet throughout the United States;

•	29 student housing properties with over 11,000 beds in the United Kingdom; and

•	135 manufactured housing communities with approximately 32,300 sites across the United States.

    Our diversified portfolio of high-quality office and retail assets in some of the world’s most dynamic markets has a stable cash flow profile due to its long-term leases. In addition, as a result of the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, these assets should generate strong same-property net operating income (“NOI”) growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects and 20% on our equity invested in Brookfield-sponsored real estate opportunity funds. With this cash flow profile, our goal is to pay an attractive annual distribution to our Unitholders and to grow our distribution by 5% to 8% per annum.

Overall, we seek to earn leveraged after-tax returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow and capital appreciation. Capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS to reflect initiatives that increase property level cash flows, change the risk profile of the asset, or to reflect changes in market conditions. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

PERFORMANCE MEASURES
We expect to generate returns to Unitholders from a combination of cash flow earned from our operations and capital appreciation. Furthermore, if we are successful in increasing cash flow earned from our operations we will be able to increase distributions to Unitholders to provide them with an attractive current yield on their investment.

To measure our performance against these targets, we focus on NOI, same-property NOI, funds from operations (“FFO”), Company FFO, fair value changes, net income attributable to Unitholders and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: revenues from our commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses.

•
Same-property NOI: a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets.

•
FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.

•
Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest and the FFO that would have been attributable to the partnership's shares of GGP if all outstanding warrants of GGP were exercised. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the partnership’s stated plans for settling the warrants on such a basis.The warrants were exercised subsequent to September 30, 2017.

•	Fair value changes: includes the increase or decrease in the value of investment properties that is reflected in the consolidated income statements.

•	Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

•	Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI allows us to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income on page 10 rather than cash flow from operating activities as we believe net income is the most comparable measure.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components.

Net income attributable to Unitholders is used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally. In calculating net income attributable to Unitholders per unit, the partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

We also consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	Reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:

•	Debt capital at a cost and on terms conducive to our goals;

•	Equity capital at a reasonable cost;

•	New property acquisitions that fit into our strategic plan; and

•	Investors for dispositions of peak value or non-core assets.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of September 30, 2017 and December 31, 2016 and for the three and nine months ended September 30, 2017 and 2016. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 14.

Our investment approach is to acquire high-quality assets at a discount to replacement cost or intrinsic value. We have been actively pursuing this strategy through our flexibility to allocate capital to real estate sectors and geographies with the best risk-adjusted returns and to participate in transactions through our investments in various Brookfield Asset Management-sponsored real estate funds. Some of the more significant transactions are highlighted below:

Significant Developments through the third quarter of 2017
During the first quarter of 2017, we acquired a portfolio of manufactured housing communities across the U.S. for consideration of approximately $768 million in our Opportunistic segment, including the assumption of debt. We also acquired a portfolio of office properties across the U.S. for consideration of approximately $214 million in our Opportunistic segment. In our Core Office segment, we sold a 50% interest in the Principal Place - Commercial development for £346 million ($429 million) and realized a gain of £164 million ($203 million). We retained joint control of the resulting joint venture and account for our remaining interest as an equity accounted investment.

During the second quarter of 2017, we entered into an amended management agreement with our co-investors in our Brazilian retail portfolio, Brookfield Brazil Retail Fundo de Investimento em Participações (“Brazil Retail”). As a result of the terms of the agreement, we now jointly control the portfolio with our co-investors. As such, we no longer consolidate this investment and account for our investment in Brazil Retail as an equity accounted investment. In our Core Office segment, we sold our equity accounted investment in 245 Park Avenue in Midtown New York for net proceeds of approximately $680 million. Additionally, we redeemed all of the public units outstanding of Brookfield Canada Office Properties (“BOX”) for C$32.50 per unit, or C$516 million ($384 million). Finally, in our Opportunistic segment, we acquired an additional portfolio of student housing properties in the United Kingdom for £299 million ($383 million).

During the third quarter of 2017, in our Core Office segment, we sold 20 Canada Square in London for approximately £410 million ($537 million) and realized a gain of approximately £71 million ($93 million).

Significant Developments through the third quarter of 2016
During the first quarter of 2016, we acquired a portfolio of self-storage facilities across the U.S. for consideration of approximately $320 million in our Opportunistic segment, including the assumption of debt. In our Core Office segment, we sold World Square Retail in Sydney for A$285 million ($206 million) and a realized gain of A$81 million ($56 million) and Royal Centre in Vancouver for C$428 million ($312 million) and a realized gain of C$234 million ($171 million).

During the second quarter of 2016, we acquired a portfolio of student housing properties in the United Kingdom for consideration of approximately £273 million ($397 million), the Vintage Estate hotel and specialty retail center in Napa Valley, California for $197 million and an additional portfolio of self-storage facilities for consideration of $151 million in our Opportunistic segment.

During the third quarter of 2016, through a fund in which the partnership is a limited partner, we acquired the remaining common shares of Rouse Properties, Inc. (“Rouse”) not previously owned by the partnership. In our Core Office segment, we sold One Shelley Street in Sydney for A$525 million ($398 million) for a realized gain of A$174 million ($132 million). In our Opportunistic sector, we sold a portfolio of hotel assets in Germany for net proceeds of approximately €240 million ($268 million) and a realized gain of €96 million ($107 million).

Summary Operating Results

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
Commercial property revenue	$1,066	$946	$3,111	$2,632
Hospitality revenue	410	407	1,214	1,215
Investment and other revenue	34	56	232	142
Total revenue	1,510	1,409	4,557	3,989
Direct commercial property expense	419	367	1,201	1,008
Direct hospitality expense	249	254	788	783
Investment and other expense	1	—	123	1
Interest expense	493	430	1,475	1,247
Depreciation and amortization	69	63	201	188
General and administrative expense	147	146	454	415
Total expenses	1,378	1,260	4,242	3,642
Fair value gains, net	339	86	717	709
Share of earnings from equity accounted investments	371	420	897	836
Income before taxes	842	655	1,929	1,892
Income tax expense	183	(961)	419	(733)
Net income	$659	$1,616	$1,510	$2,625
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	491	361	1,269	770
Net income attributable to Unitholders(1)	$168	$1,255	$241	$1,855

NOI(1)	$808	$732	$2,336	$2,056
FFO(1)	$197	$209	$626	$643
Company FFO(1)	$236	$232	$731	$699

(1)
This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 3. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 10.

Our basic and diluted net income attributable to Unitholders per unit and weighted average units outstanding are calculated as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per share information)	2017	2016	2017	2016
Net income attributable to Unitholders - basic(1)	$168	$1,255	$241	$1,855
Dilutive effect of conversion of capital securities - corporate(2)	—	10	—	30
Net income attributable to Unitholders - diluted	$168	$1,265	$241	$1,885

Weighted average number of units outstanding - basic(1)	774.0	780.9	775.1	781.1
Conversion of capital securities - corporate and options(2)	0.4	30.5	0.8	35.9
Weighted average number of units outstanding - diluted	774.4	811.4	775.9	817.0
Net income per unit attributable to Unitholders - basic(1)	$0.22	$1.61	$0.31	$2.37
Net income per unit attributable to Unitholders - diluted(2)	$0.22	$1.56	$0.31	$2.31

(1)
Basic net income attributable to Unitholders per unit requires the inclusion of preferred shares of the Operating Partnership that are mandatorily convertible into LP Units without an add back to earnings of the associated carry on the preferred shares.

(2)	The effect of the conversion of capital securities is anti-dilutive for the three and nine months ended September 30, 2017.

Commercial property revenue and direct commercial property expense
For the three months ended September 30, 2017, commercial property revenue increased by $120 million compared to the same period in the prior year as a result of investments in higher yielding opportunistic investments, same-property growth in our Core Office segment and the impact of foreign exchange. Acquisitions made in 2016 and 2017, include the mixed-use International Finance Center Seoul (“IFC”) complex, an incremental investment made to privatize Rouse, and student housing and manufactured housing portfolios, all of which combined, contributed to a $128 million increase in revenue. These increases were offset by the disposition or partial disposition of mature office assets, some of which resulted in the deconsolidation of certain commercial properties that provided the capital to pursue the aforementioned acquisitions. Significant dispositions, full or partial, include One Shelley Street in Sydney, One New York Plaza in New York City, and Moor Place and 20 Canada Square in London.

Direct commercial property expense increased by $52 million largely due to additional expenses relating to acquisitions during 2016 and 2017 as mentioned above and the impact of foreign exchange. These increases were partially offset by the disposition of mature assets and the deconsolidation of certain commercial assets. Margins in 2017 were 60.7%, a decrease of 0.5% over 2016.

For the nine months ended September 30, 2017, commercial property revenue increased by $479 million compared to the same period in the prior year as a result of acquisition activity, as noted above, as well as the acquisition of a self-storage portfolio in the first quarter of 2016, and same-property growth in our Core Office segment, particularly in downtown New York as a result of lease commencements at Brookfield Place New York. Acquisitions made in 2016 and 2017 contributed to a $555 million increase in revenue. These increases were offset by the disposition or partial disposition of mature assets, as noted above, as well as the dispositions of Royal Centre in Vancouver and World Square Retail in Sydney in the first quarter of 2016, King Street Wharf in Sydney and Two Ballston Plaza in Washington, D.C. in the second quarter of 2016 and the impact of foreign exchange.

Direct commercial property expense increased by $193 million largely due to additional expenses relating to acquisitions during 2016 and 2017 as mentioned above and the impact of foreign exchange, partially offset by the disposition of mature assets and the deconsolidation of certain commercial assets. Margins in 2017 were 61.4%, an decrease of 0.3% over 2016.

Hospitality revenue and direct hospitality expense
For the three months ended September 30, 2017, hospitality revenue remained relatively flat compared to the same period in the prior year. Increases resulting from acquisitions were offset by the impact of Hurricane Irma at the Atlantis during the third quarter of 2017 and the impact of foreign exchange. Direct hospitality expense decreased to $249 million for the three months ended September 30, 2017, compared to $254 million in the same period in the prior year.

For the nine months ended September 30, 2017, hospitality revenue remained relatively flat compared the same period in the prior year. The impact of Hurricane Irma resulted in a reduction of revenue at the Atlantis during the third quarter of 2017. Additionally, lower bookings due to renovations at certain properties and the impact of foreign exchange had a negative impact. This was partially offset by the acquisition activity, the completion of new units at our UK properties and completed renovations. Direct hospitality expense increased $5 million and $5 million for the three and nine months ended September 30, 2017 compared to the same period in the prior year, respectively primarily due to acquisitions and the renovation at the hotels, offset by the impact of foreign exchange. Margins were 39.3% and 35.1% for the three and nine months ended September 30, 2017, respectively, representing an increase of 1.7% and a decrease of 0.5%, respectively.

Investment and other revenue and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue decreased by $22 million for the three months ended September 30, 2017 as compared to the same period in the prior year. This decrease was driven be a one-time $17 million gain on extinguishment of debt in the prior year.

Investment and other revenue increased by $90 million for the nine months ended September 30, 2017 as compared to the same period in the prior year. The increase was primarily due to income from the sale of develop-for-sale assets in our multifamily and industrial businesses in the first quarter of 2017 contributing $129 million, partially offset by a foreign exchange gain of $12 million recognized on the sale of a partial interest in the Potsdamer Platz mixed-use portfolio in Berlin in the second quarter of 2016.

Investment and other expense increased by $122 million for the nine months ended September 30, 2017 as compared to the same period in the prior year. The increase is primarily due to $122 million of expenses associated with the sale of develop-for-sale assets in our multifamily and industrial businesses which sold in the first quarter of 2017 as mentioned above.

Interest expense
Interest expense increased by $63 million for the three months ended September 30, 2017 as compared to the same period in the prior year. Interest expense increased by $228 million for the nine months ended September 30, 2017 as compared to the same period in the prior year. These increases were due to the assumption of debt obligations as a result of acquisition activity, incremental debt raised from temporary drawdowns on our credit facilities to source the capital required for acquisitions during the year and through refinancings on individual properties. These increases were partially offset by disposition activity and the impact of foreign exchange.

General and administrative expense
General and administrative expense increased by $1 million for the three months ended September 30, 2017 as compared to the same period in the prior year. General and administrative expense increased by $39 million for the nine months ended September 30, 2017 as compared to the same period in the prior year. The increase was primarily attributable to operating and transaction costs related to newly acquired investments.

Fair value gains, net
Fair value gains, net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives as well as foreign currency gains (losses) on disposal of assets denominated in foreign currencies.While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

Fair value losses, net for our Core Office sector of $20 million were recognized in the three months ended September 30, 2017. The losses were primarily driven by the recognition of approximately $50 million of foreign currency loss reclassified from accumulated other comprehensive income from the sale of 20 Canada Square in London. The valuation losses were partially offset by valuation gains on our investment properties driven by a gain at Brookfield Place East Tower in Calgary, which reached substantial completion in the third quarter of 2017, as well as gains recognized on properties in Sydney due to leasing activity.

Fair value losses, net for our Core Office segment in the nine months ended September 30, 2017 were $265 million. These losses primarily related to valuation losses at properties in Downtown New York as a result of changes in valuation metrics and leasing activity in the first quarter of 2017, as well as the foreign currency translation loss as noted above and valuation losses on properties in the energy-dependent markets of Houston and Calgary. These losses were partially offset by fair value gains related to Brookfield Place East Tower in Calgary as noted above, as well as properties in Sydney and Toronto as a result of rate compression of valuation metrics and new leasing.

Fair value losses, net of $142 million for the three months ended September 30, 2016 net for our Core Office segment primarily relate to properties in New York, Calgary and Toronto due to leasing changes.  Fair value gains, net of $5 million for the nine months ended September 30, 2016 primarily related to properties in New York, London and Sydney as a result of leasing and transaction activity, mostly offset by the losses recognized in the third quarter of 2016 mentioned above.

Fair value (losses) gains, net for the Core Retail segment relate to the depreciation or appreciation of our warrants in GGP which fluctuate with changes in the market price of the underlying shares, prior to exercise.

Fair value gains, net for the Opportunistic segment in the three months ended September 30, 2017 were $567 million. The gains were driven by our opportunistic office portfolio, where we recorded fair value gains from our India office portfolio, as a result of improved market conditions and improved leasing projections at IFC in South Korea. In addition, we recorded fair value gains from our industrial portfolio, driven by the anticipated sale of our European industrial portfolio and improved rental rate assumptions and compression of discount and terminal capitalization rates at our U.S. industrial assets.

Fair value gains, net for the Opportunistic segment in the nine months ended September 30, 2017 were $1,318 million. These gains were driven by the year-to-date fair value gains noted above, as well as a $107 million bargain purchase gain on our manufactured housing portfolio acquired in the first quarter of 2017 and a $27 million bargain purchase gain on a student housing portfolio acquired in the second quarter of 2017, both as a result of changes in the underlying market conditions since signing the purchase and sale agreements.

In addition, for the three months ended September 30, 2017, we recorded fair value losses, net of $9 million (2016 - fair value gains, net of nil) and for the nine months ended September 30, 2017 we recorded fair value losses, net of $35 million (2016 - fair value gains, net of $11 million), primarily related to mark-to-market adjustments of financial instruments and the settlement of derivative contracts during the quarter.

Share of net earnings from equity accounted investments

Our most material equity accounted investments are Canary Wharf and Manhattan West in our Core Office sector, GGP in our Core Retail segment and the Diplomat hotel and our interest in a value-add multifamily fund sponsored by an affiliate of Brookfield in our Opportunistic segment.

Our share of net earnings from equity accounted investments for the three months ended September 30, 2017 of $371 million represents a decrease of $49 million from prior year. The decrease is primarily driven by the disposition of 245 Park Avenue in the second quarter of 2017 and lower income at the Diplomat which was impacted by Hurricane Irma in the third quarter of 2017 and the negative impact of foreign exchange on our UK assets.

Our share of net earnings from equity accounted investments for the nine months of ended September 30, 2017 of $897 million, represents an increase of $61 million compared to the prior year. The increase was primarily driven by higher income from Canary Wharf driven by a one-time legal settlement in the second quarter of 2017 and the inclusion of Principal Place Commercial as an equity accounted investment in the first quarter of 2017 due to a partial sale. These increases were partially offset by the disposition of 245 Park Avenue in the second quarter of 2017, lower income at the Diplomat as well as the negative impact of foreign exchange on our UK assets.

Reconciliation of Non-IFRS measures
As described in the “Performance Measures” section on page 3, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

Commercial property NOI increased by $68 million to $647 million during the three months ended September 30, 2017 compared with $579 million during the same period in the prior year. For the nine months ended September 30, 2017, commercial property NOI increased by $286 million to $1,910 million compared with $1,624 million during the same period in the prior year. The increases are primarily driven by new acquisitions across our portfolio and same-property growth and the positive impact of foreign exchange offset by the disposition of mature assets and the deconsolidation of certain assets following partial dispositions thereof.

Hospitality NOI increased by $8 million to $161 million during the three months ended September 30, 2017 compared to $153 million during the same period in the prior year. The increase is driven by acquisitions made since prior year. For the nine months ended September 30, 2017, hospitality NOI decreased by $6 million to $426 million compared to $432 million during the same period in the prior year. The decrease is primarily due to decreased bookings at the Atlantis due to the impact of Hurricane Irma in the third quarter of 2017 and ongoing renovations as well as the negative impact of foreign exchange on our UK hospitality assets, offset by acquisitions.

The following table reconciles NOI to net income for the three and nine months ended September 30, 2017 and 2016:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
Commercial property revenue	$1,066	$946	$3,111	$2,632
Direct commercial property expense	(419)	(367)	(1,201)	(1,008)
Commercial property NOI	647	579	1,910	1,624
Hospitality revenue	410	407	1,214	1,215
Direct hospitality expense	(249)	(254)	(788)	(783)
Hospitality NOI	161	153	426	432
Total NOI	808	732	2,336	2,056
Investment and other revenue	34	56	232	142
Share of net earnings from equity accounted investments	371	420	897	836
Interest expense	(493)	(430)	(1,475)	(1,247)
Depreciation and amortization	(69)	(63)	(201)	(188)
General and administrative expense	(147)	(146)	(454)	(415)
Investment and other expense	(1)	—	(123)	(1)
Fair value gains, net	339	86	717	709
Income before taxes	842	655	1,929	1,892
Income tax expense	(183)	961	(419)	733
Net income	$659	$1,616	$1,510	$2,625
Net income attributable to non-controlling interests	491	361	1,269	770
Net income attributable to Unitholders	$168	$1,255	$241	$1,855

The following table reconciles net income to FFO and Company FFO for the three and nine months ended September 30, 2017 and 2016:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
Net income	$659	$1,616	$1,510	$2,625
Add (deduct):
Fair value gains, net	(339)	(86)	(717)	(709)
Share of equity accounted fair value gains, net	(182)	(230)	(248)	(208)
Depreciation and amortization of real estate assets	62	55	177	170
Income tax expense	183	(961)	419	(733)
Non-controlling interests in above items	(186)	(185)	(515)	(502)
FFO	$197	$209	$626	$643
Add (deduct):
Depreciation and amortization of real-estate assets, net(1)	7	7	20	18
Transaction costs, net(1)	10	15	26	34
Gains/losses associated with non-investment properties, net(1)	(1)	(11)	(1)	(31)
Imputed interest(2)	8	—	22	—
Net contribution from GGP warrants(3)	15	12	38	35
Company FFO	$236	$232	$731	$699

(1)	Presented net of non-controlling interests.

(2)	Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

(3)
Represents incremental FFO that would have been attributable to the partnership's shares of GGP, if all outstanding warrants of GGP had been exercised, including the dilution to FFO as a result of the issuance of additional common shares by GGP to give effect to the warrant exercise. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the partnership’s stated plans for settling the warrants on such a basis. The warrants were exercised subsequent to September 30, 2017.

FFO decreased to $197 million during the three months ended September 30, 2017 compared with $209 million during the same period in the prior year. For the nine months ended September 30, 2017, FFO decreased to $626 million compared with $643 million during the same period in the prior year. These decreases were driven by dispositions of mature assets throughout the period, higher interest expense on our fixed and variable rate secured debt and the negative impact of foreign exchange. These decreases were partially offset by acquisition activity since the prior period, including IFC, Rouse, a self-storage portfolio in the U.S., two student housing portfolios in the U.K. and a manufactured housing portfolio in the U.S. as well as positive same-property growth in our Core Office and Core Retail segments.

Statement of Financial Position Highlights and Key Metrics

(US$ Millions)	Sep. 30, 2017	Dec. 31, 2016
Investment properties
Commercial properties	$49,048	$45,699
Commercial developments	2,352	3,085
Equity accounted investments	17,929	16,844
Property, plant and equipment	5,511	5,357
Cash and cash equivalents	1,398	1,456
Assets held for sale	2,126	147
Total assets	84,143	78,127
Debt obligations	36,912	33,519
Liabilities associated with assets held for sale	900	61
Total equity	34,950	34,161
Equity attributable to Unitholders	$22,165	$22,358
Equity per unit(1)	$30.71	$30.72

(1)	Assumes conversion of mandatorily convertible preferred shares. See page 14 for additional information.

As of September 30, 2017, we had $84,143 million in total assets, compared with $78,127 million at December 31, 2016. This $6,016 million increase reflects acquisition activity since the prior year, including the acquisition of a manufactured housing portfolio, an office portfolio in the U.S., One Post Street in San Francisco and a student housing portfolio in the United Kingdom.

Our investment properties are comprised of commercial, operating, rent-producing properties and commercial developments including active sites and those in planning for future development and land. Commercial properties increased from $45,699 million at the end of 2016 to $49,048 million at September 30, 2017. The increase was largely due to the acquisitions mentioned above, the reclassification of L’Oreal Brazil Headquarters in Rio de Janeiro and Brookfield Place East Tower in Calgary from commercial development to commercial property upon substantial completion as well as incremental capital spent to maintain or enhance properties, valuation gains within our opportunistic portfolios and the positive impact of foreign exchange. This was offset by the full or partial disposition of certain assets during the current year, including the reclassification of 20 Canada Square in London to assets held for sale in the second quarter of 2017 and subsequent disposal in the third quarter of 2017, the reclassification of our industrial portfolio in Europe to assets held for sale in the third quarter of 2017 and the deconsolidation of our Brazil Retail investment after entering into an amended management agreement with our co-investors which resulted in accounting for it under the equity method as a joint venture.

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $2,352 million at September 30, 2017, a decrease of $733 million from the balance at December 31, 2016. The decrease is primarily attributable to the sale of a 50% interest in Principal Place - Commercial in the United Kingdom during the first quarter of 2017 and the reclassification of L’Oreal Brazil Headquarters and Brookfield Place East Tower in Calgary to commercial property upon substantial completion. These decreases were offset by incremental capital spend on our active developments, the positive impact of foreign exchange and valuation gains.

The following table presents the changes in investment properties from December 31, 2016 to September 30, 2017:

	Sep. 30, 2017
(US$ Millions)	Commercial properties	Commercial developments
Commercial properties, beginning of period	$45,699	$3,085
Acquisitions	3,778	72
Capital expenditures	583	704
Dispositions	(456)	(651)
Fair value gains, net	678	194
Foreign currency translation	998	144
Transfer between commercial properties and commercial developments	943	(943)
Reclassifications to assets held for sale and other changes(1)	(3,175)	(253)
Commercial properties, end of period	$49,048	$2,352

(1)
Our interest in 20 Canada Square in London was reclassified to assets held for sale in the second quarter of 2017 and sold in the third quarter of 2017. This also includes the reclassification of our Brazil Retail investment from commercial properties to equity account investments.

Equity accounted investments increased by $1,085 million since December 31, 2016 primarily due to the reclassification of our Brazil Retail investment which is now equity accounted, the addition of our remaining interest in Principal Place - Commercial upon sale of a 50% interest in the property in the first quarter and the positive impact of foreign exchange. This increase was partially offset by the reclassification of our interest in 245 Park Avenue to assets held for sale in the first quarter and subsequent disposal in the second quarter.

The following table presents a roll-forward of changes in our equity accounted investments:

(US$ Millions)	Sep. 30, 2017
Equity accounted investments, beginning of period	$16,844
Additions	904
Disposals and return of capital distributions	(165)
Share of net income	897
Distributions received	(237)
Foreign exchange	393
Reclassification to assets held for sale(1)	(712)
Other comprehensive income and other	5
Equity accounted investments, end of period	$17,929

(1)	Our interest in 245 Park Avenue in Midtown New York was reclassified to assets held for sale in the first quarter of 2017 and sold in the second quarter of 2017.

Property, plant and equipment increased by $154 million since December 31, 2016, primarily as the result of capital spend and the positive impact of foreign exchange related to our Center Parcs UK portfolio and a hotel within our IFC investment, partially offset by depreciation expense during the current year.

As of September 30, 2017, assets held for sale included a portfolio of industrial assets in Europe and nine assets within our opportunistic fund investment portfolios, as we intend to sell controlling interests in these properties to third parties in the next 12 months.

The following table presents changes in our assets held for sale from December 31, 2016 to September 30, 2017:

(US$ Millions)	Sep. 30, 2017
Balance, beginning of period	147
Reclassification to/(from) assets held for sale, net	3,460
Disposals	(1,514)
Fair value adjustments	15
Foreign currency translation	27
Other	(9)
Balance, end of period	$2,126

Our debt obligations increased to $36,912 million at September 30, 2017 from $33,519 million at December 31, 2016. Contributing to this increase was the addition of property-specific borrowings related to acquisition activity during the period, as noted above. These increases were partially offset by the disposition of encumbered assets during the period and the repayment of temporary draws on credit facilities used to fund these acquisitions.

The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Sep. 30, 2017	Dec. 31, 2016
Corporate borrowings	$1,558	$1,152
Funds subscription facilities	148	828
Non-recourse borrowings
Property-specific borrowings	33,495	30,070
Subsidiary borrowings	1,711	1,469
Total debt obligations	$36,912	$33,519
Current	4,646	5,096
Non-current	32,266	28,423
Total debt obligations	$36,912	$33,519

The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Sep. 30, 2017	Dec. 31, 2016
Total equity	$34,950	$34,161
Less:
Interests of others in operating subsidiaries and properties	12,785	11,803
Equity attributable to Unitholders	22,165	22,358
Mandatorily convertible preferred shares	1,592	1,574
Total equity attributable to Unitholders	23,757	23,932
Partnership units	703,537,174	709,133,314
Mandatorily convertible preferred shares	70,038,910	70,038,910
Total partnership units	773,576,084	779,172,224
Equity attributable to Unitholders per unit	$30.71	$30.72

Equity attributable to Unitholders was $22,165 million at September 30, 2017, a decrease of $193 million from the balance at December 31, 2016. Assuming the conversion of mandatorily convertible preferred shares, equity attributable to Unitholders decreased to $30.71 per unit at September 30, 2017 from $30.72 per unit at December 31, 2016. The decrease was primarily a result of distributions and fair value losses on our GGP warrants and Core Office assets, partially offset by fair value gains on our opportunistic assets.

Interests of others in operating subsidiaries and properties was $12,785 million at September 30, 2017, an increase of $982 million from the balance of $11,803 million at December 31, 2016. The increase was primarily a result of the acquisition of new investments through Brookfield Asset Management-sponsored funds in which the partnership is a limited partner.

SUMMARY OF QUARTERLY RESULTS

	2017			2016				2015
(US$ Millions, except per unit information)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$1,510	$1,519	$1,528	$1,363	$1,409	$1,333	$1,247	$1,267
Direct operating costs	668	689	632	639	621	594	576	573
Net income	659	664	187	92	1,616	569	440	1,157
Net income (loss) attributable to Unitholders	168	239	(166)	(62)	1,255	349	251	863
Net income (loss) per share attributable to Unitholders - basic	$0.22	$0.31	$(0.21)	$(0.08)	$1.61	$0.45	$0.32	$1.10
Net income (loss) per share attributable to Unitholders - diluted	$0.22	$0.31	$(0.21)	$(0.08)	$1.56	$0.44	$0.32	$1.06

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income is also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Core Office, Core Retail, Opportunistic and Corporate.

The following table presents FFO by segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
Core Office	$113	$142	$408	$445
Core Retail	113	95	331	297
Opportunistic	90	97	239	262
Corporate	(119)	(125)	(352)	(361)
FFO	$197	$209	$626	$643

The following table presents equity attributable to Unitholders by segment as of September 30, 2017 and December 31, 2016:

(US$ Millions)	Sep. 30, 2017	Dec. 31, 2016
Core Office	$14,319	$14,626
Core Retail	8,635	8,707
Opportunistic	5,316	4,653
Corporate	(6,105)	(5,628)
Total	$22,165	$22,358

Core Office

Our Core Office segment consists of interests in 146 office properties totaling approximately 100 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, among others and consists primarily of our 100% common share interest in BPO and our 50% joint venture interest in Canary Wharf.

The following table presents FFO and net income attributable to Unitholders in our Core Office segment for the three and nine months ended September 30, 2017 and 2016:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
FFO	$113	$142	$408	$445
Net income attributable to Unitholders	67	141	26	495

FFO from our Core Office segment was $113 million for the three months ended September 30, 2017 as compared to $142 million in the same period in the prior year. For the nine months ended September 30, 2017, FFO from our Core Office segment was $408 million as compared to $445 million in the same period in the prior year. This decrease is largely attributable to the impact of full or partial dispositions as we continue to recycle capital out of core, stable assets into higher-yielding opportunistic investments, higher interest expense driven by higher average debt balances and higher variable rates, partially offset by same-property growth and the impact of foreign exchange.

Net income attributable to Unitholders decreased by $74 million to $67 million during the three months ended September 30, 2017 as compared to $141 million during the same period in 2016. The decrease was primarily a result of an income tax benefit in prior year as a result of a reorganization of our interests in certain subsidiaries compared to an income tax expense in the current year and lower share of net earnings from equity accounted investment primarily driven by the disposition of 245 Park Avenue in the second quarter of 2017. These decreases were partially offset by higher fair value losses recorded in the prior period related to properties in New York, Calgary and Toronto due to leasing changes.

Net income attributable to Unitholders decreased by $469 million to $26 million during the nine months ended September 30, 2017 as compared to $495 million during the same period in 2016. The decrease was primarily a result of fair value losses recorded due to changes in valuation metrics and leasing during the period primarily in Downtown New York in the first quarter of 2017.

The following table presents key operating metrics for our Core Office portfolio as at and for the three months ended September 30, 2017 and 2016:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Sep. 30, 2017	Sep. 30, 2016	Sep. 30, 2017	Sep. 30, 2016
Total portfolio:
NOI(1)	$268	$284	$101	$110
Number of properties	76	81	70	68
Leasable square feet (in thousands)	52,368	54,106	28,237	27,120
Occupancy	90.7%	89.9%	93.6%	94.4%
In-place net rents (per square foot)(2)	$28.63	$27.84	$40.94	$40.80
Same-property:
NOI(1,2)	$256	$254	$96	$98
Number of properties	66	66	55	55
Leasable square feet (in thousands)	50,312	50,220	22,621	22,637
Occupancy	90.9%	89.6%	93.7%	93.9%
In-place net rents (per square foot)(2)	$29.85	$28.37	$46.94	$45.79

(1)	NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property.

(2)	Prior period presented using the September 30, 2017 exchange rate.

NOI from our consolidated properties decreased to $268 million during the three months ended September 30, 2017 from $284 million during the same period in 2016. This decrease was primarily due to dispositions in New York, Sydney, and London, offset by the incremental NOI contribution from new leases and higher in-place rents, primarily in Downtown New York, Toronto and Calgary.

Same-property NOI for our consolidated properties for the three months ended September 30, 2017 compared with the same period in the prior year increased by $2 million to $256 million. This increase was primarily the result of lease commencements in Downtown New York, Toronto and Calgary.

NOI from our unconsolidated properties, which is presented on a proportionate basis, decreased by $9 million to $101 million during the three months ended September 30, 2017, compared to $110 million during the period in the prior year. This decrease primarily reflects the disposition of our interest in 245 Park Avenue in Midtown New York, offset by the inclusion of Principal Place - Commercial and One New York in unconsolidated properties.

The following table presents certain key operating metrics related to leasing activity in our Core Office segment for the nine months ended September 30, 2017 and 2016:

	Total portfolio
(US$ Millions, except where noted)	Sep. 30, 2017	Sep. 30, 2016
Leasing activity (square feet in thousands)
New leases	3,470	2,894
Renewal leases	3,305	2,388
Total leasing activity	6,775	5,282
Average term (in years)	8.2	8.1
Year one leasing net rents (per square foot)(1)	$35.03	$30.75
Average leasing net rents (per square foot)(1)	38.39	33.06
Expiring net rents (per square foot)(1)	28.16	29.11
Estimated market net rents for similar space (per square foot)(1)	39.42	38.74
Tenant improvement and leasing costs (per square foot)	72.31	51.53

(1)	Presented using normalized foreign exchange rates, using the September 30, 2017 exchange rate.

For the nine months ended September 30, 2017, we leased approximately 6.8 million square feet at average in-place net rents of $38.39 per square foot. Approximately 51% of our leasing activity represented new leases. Our overall Core Office portfolio’s in-place net rents are currently 14% below market net rents, which gives us confidence that we will be able to increase our NOI in the coming years as we sign new leases. For the nine months ended September 30, 2017, tenant improvements and leasing costs related to leasing activity were $72.31 per square foot, compared to $51.53 per square foot in the prior year.

We calculate net rent as the annualized amount of cash rent receivable from leases on a per square foot basis, including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash, on a per square foot basis, generated from leases in a given period.

The following table presents fair value gains (losses) from consolidated and unconsolidated investments in our Core Office segment for the three and nine months ended September 30, 2017 and 2016:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
Consolidated properties	$(20)	$(142)	$(265)	$5
Unconsolidated properties(1)	27	96	65	30
Total fair value (losses) gains, net	$7	$(46)	$(200)	$35

(1)	Fair value gains for unconsolidated properties are presented on a proportionate basis, representing the Unitholders’ interest in the investment.

We recorded fair value gains, net of $7 million in the three months ended September 30, 2017 as compared to losses of $46 million in the same period in the prior year. These gains were primarily related to valuation gains relating to Principal Place Commercial in London due to improved cashflow assumptions, valuation gains related to Brookfield Place East Tower in Calgary recognized upon reaching substantial completion, as well as gains recognized on properties in Sydney as a result of rate compression of valuation metrics and new leasing. The gains were partially offset by foreign currency translation loss recognized from the sale of 20 Canada Square in London. The prior year included valuation losses primarily relating to properties in New York, Calgary and Toronto due to leasing changes.

For the nine months ended September 30, 2017, we recorded fair value losses, net of $200 million as compared to $35 million of gains in the same period in the prior year. The losses primarily related to the foreign currency translation loss from the sale of 20 Canada Square, as mentioned above, valuation losses at properties in Downtown New York as a result of changes in valuation metrics and leasing activity in the first quarter of 2017, and on properties in the energy-dependent markets of Houston and Calgary, offset by fair value gains primarily related to

Principal Place Commercial in London and Brookfield Place East Tower in Calgary as mentioned above, as well as properties in Sydney and Toronto as a result of rate compression of valuation metrics and new leasing.

The key valuation metrics for commercial properties in our Core Office segment on a weighted-average basis are as follows:

	Sep. 30, 2017			Dec. 31, 2016
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
United States	6.9%	5.6%	11	6.8%	5.6%	12
Canada	6.3%	5.5%	10	6.2%	5.5%	10
Australia	7.1%	6.1%	10	7.3%	6.1%	10
Europe(1)	—	—	—	6.0%	5.0%	12
Brazil	9.7%	7.6%	7	9.3%	7.5%	10
Unconsolidated properties
United States	6.5%	5.4%	10	6.3%	5.3%	11
Australia	7.0%	5.9%	10	7.1%	6.0%	10
Europe(2)	4.8%	4.9%	10	5.1%	4.8%	10

(1)	In the third quarter of 2017, 20 Canada Square in London was sold. The remaining Europe properties are valued on a residual land value method.

(2)
Certain properties in Europe accounted for under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizon calculated under the discounted cash flow method are presented in the table above.

The following table provides an overview of the financial position of our Core Office segment as at September 30, 2017 and December 31, 2016:

(US$ Millions)	Sep. 30, 2017	Dec. 31, 2016
Investment properties
Commercial properties	$24,087	$23,102
Commercial developments	1,454	2,297
Equity accounted investments	7,619	7,390
Participating loan interests	510	471
Accounts receivable and other	819	869
Cash and cash equivalents	350	398
Assets held for sale	—	—
Total assets	$34,839	$34,527
Debt obligations	14,107	13,328
Capital securities	816	1,091
Accounts payable and other liabilities	1,406	1,403
Deferred tax liability	1,354	1,310
Liabilities associated with assets held for sale	—	—
Non-controlling interests of others in operating subsidiaries and properties	2,837	2,769
Equity attributable to Unitholders	$14,319	$14,626

Equity attributable to Unitholders decreased by $307 million to $14,319 million at September 30, 2017 from $14,626 million at December 31, 2016. The decrease was primarily a result of reinvesting the net proceeds from the disposition of mature assets into higher-yielding opportunistic investments.

Commercial properties totaled $24,087 million at September 30, 2017, compared to $23,102 million at December 31, 2016. The increase was primarily due to acquisition of One Post Street in San Francisco, the reclassification of the L’Oreal Brazil Headquarters development in Rio de Janeiro and Brookfield Place East Tower development in Calgary to commercial property upon reaching substantial completion and the positive impact of foreign exchange, offset by the reclassification of 20 Canada Square in London to assets held for sale and valuation losses.

Commercial developments decreased by $843 million from December 31, 2016 to September 30, 2017. The decrease is a result of the subsequent transfer of our interest in Principal Place - Commercial to equity accounted investments as a result of the sale of a 50% interest in the property and the reclassification of L’Oreal Brazil Headquarters and Brookfield Place East Tower to commercial property, partially offset by incremental capital expenditures on active developments during the period.

The following table summarizes the scope and progress of active developments in our Core Office segment as of September 30, 2017:

	Total square feet under construction (in 000’s)	Proportionate square feet under construction (in 000’s)			Cost				Loan
(Millions, except square feet in thousands)			Expected date of accounting stabilization	Percent pre-leased	Total(1)		To-date		Total		Drawn
Office:
London Wall Place, London(2)	310	155	Q1 2018	100%		£121		£112		£84		£68
100 Bishopsgate, London	938	938	Q2 2020	63%		£875		£557		£515		£205
655 New York Avenue, Washington, D.C.(2)	766	383	Q3 2020	70%		$285		$161		$200		$59
One Manhattan West, Midtown New York(2)	2,117	1,186	Q3 2020	53%		$1,063		$415		$698		$172
1 Bank Street, London(2)	715	358	Q3 2020	40%		£257		£114		£225		£21
ICD Brookfield Place, Dubai (2)	1,104	552	Q1 2021	—%	AED	1,256	AED	598	AED	775	AED	84
New District - Office, London(2)	423	211	Q2 2021	—%		£125		£8		£—		£—
Multifamily:
Principal Place - Residential, London(2)(3)	303	152	Q1 2019	n/a		£190		£96		£122		£35
Camarillo, California(2)	413	409	Q2 2019	n/a		$127		$75		$83		$22
Two York Square(2)(3)	141	35	Q2 2019	n/a		£51		£23		£24		£1
One and Three York Square & Belvedere Gardens(2)(3)	528	132	Q3 2019	n/a		£173		£78		£96		£27
New District - 10 Park Drive(2)(3)	269	135	Q4 2019	n/a		£118		£88		£98		£17
Studio Plaza, Maryland(2)	343	296	Q4 2019	n/a		$106		$43		$69		$—
Greenpoint Landing Building G, New York(2)	250	238	Q4 2019	n/a		$273		$137		$—		$—
New District - 8 Water Street & 2 George Street, London(2)	371	186	Q4 2020	n/a		£151		£98		£117		£18
Newfoundland, London(2)	545	273	Q1 2021	n/a		£249		£121		£155		£4
Greenpoint Landing Building F, New York(2)	310	295	Q2 2021	n/a		$358		$87		$—		$—
New District - One Park Drive(2)(3)	430	215	Q2 2021	n/a		£221		£64		£131		£—
Total	10,276	6,149

(1)	Net of NOI earned during stabilization.

(2)	Presented on a proportionate basis at our ownership interest in each of these developments.

(3)	Represents condominium/market sale developments.

The following table presents changes in our partnership’s equity accounted investments in the Core Office segment from December 31, 2016 to September 30, 2017:

(US$ Millions)	Sep. 30, 2017
Equity accounted investments, beginning of period	$7,390
Additions	279
Disposals and return of capital distributions	—
Share of net income, including fair value gains	315
Distributions received	(35)
Foreign exchange	363
Reclassification to assets held for sale(1)	(704)
Other	11
Equity accounted investments, end of period	$7,619

(1)	Our interest in 245 Park Avenue in Midtown New York was reclassified to assets held for sale in the first quarter of 2017 and sold in the second quarter of 2017.

Equity accounted investments increased by $229 million since December 31, 2016 to $7,619 million at September 30, 2017. The increase was primarily driven by the addition of Principal Place - Commercial that was deconsolidated as a result of a partial disposition, the strengthening of the British Pound and share of net income. This increase was partially offset by the transfer of our interest in 245 Park Avenue to assets held for sale during the first quarter of 2017.

Debt obligations increased from $13,328 million at December 31, 2016 to $14,107 million at September 30, 2017. This increase is the result of refinancing activity of property-level debt related to office properties and drawdowns on existing facilities to fund capital expenditures on development properties and the privatization of Brookfield Canada Office Properties in the second quarter of 2017 and the positive impact of foreign exchange. The increases were partially offset by reduction of debt obligation on Principal Place - Commercial, which was deconsolidated during the year as a result of a partial disposition, the reclassification and subsequent sale of 20 Canada Square and the paydown of our senior notes.

The following table provides additional information on our outstanding capital securities – Core Office:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Sep. 30, 2017	Dec. 31, 2016
BPO Class AAA Preferred Shares:
Series G(1)	—	5.25%	$—	$81
Series J(1)	—	5.00%	—	123
Series K(1)	—	5.20%	—	93
BPO Class B Preferred Shares:
Series 1(2)	3,600,000	70% of bank prime	—	—
Series 2(2)	3,000,000	70% of bank prime	—	—
Capital Securities – Fund Subsidiaries			816	794
Total capital securities			$816	$1,091

(1)
In the second quarter of 2017, BPO had redeemed all of its 4,239,857 shares of Series G, 7,592,443 shares of Series J and 6,000,000 shares of Series K Class AAA preferred shares of BPO for $25.00, C$25.00 and C$25.00 plus accrued and unpaid dividends, respectively, outstanding as of December 31, 2016. The partnership held 1,003,549, 1,000,000 and 1,004,586 shares of the Series G, J and K shares, respectively, prior to redemption during the second quarter of 2017.

(2)
BPO Class B Preferred Shares, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

We had $816 million of capital securities – fund subsidiaries outstanding at September 30, 2017 as compared to $794 million at December 31, 2016. Capital securities – fund subsidiaries includes $775 million (December 31, 2016 - $753 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund, which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. In addition, capital securities – fund subsidiaries also includes $41 million at September 30, 2017 (December 31, 2016 - $41 million) which represents the equity interests held by the partnership’s co-investor in the Brookfield D.C. Office Partners LLC ("D.C.Fund"), which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Reconciliation of Non-IFRS Measures – Core Office

The key components of NOI in our Core Office segment are presented below:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
Commercial property revenue	$510	$528	$1,522	$1,569
Direct commercial property expense	(242)	(244)	(713)	(710)
Total NOI	$268	$284	$809	$859

The following table reconciles Core Office NOI to net income for the three and nine months ended September 30, 2017 and 2016:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
Same-property net operating income	$256	$254	$787	$764
Currency variance	—	(3)	—	(5)
Net operating income related to acquisitions and dispositions	12	33	22	100
Total NOI	268	284	809	859
Investment and other revenue	26	28	69	82
Investment and other expense	—	(1)	—	(1)
Share of net earnings from equity accounted investments	85	164	315	248
Interest expense	(164)	(159)	(484)	(487)
Depreciation and amortization	(3)	(3)	(10)	(10)
General and administrative expense	(40)	(36)	(124)	(110)
Fair value gains, net	(20)	(142)	(265)	5
Income before taxes	152	135	310	586
Income tax (expense) benefit	(53)	47	(163)	(13)
Net income	99	182	147	573
Net income attributable to non-controlling interests	32	41	121	78
Net income attributable to Unitholders	$67	$141	$26	$495

The following table reconciles Core Office net income to FFO for the three and nine months ended September 30, 2017 and 2016:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
Net income	$99	$182	$147	$573
Add (deduct):
Fair value gains, net	20	142	265	(5)
Share of equity accounted fair value losses (gains), net	(27)	(96)	(65)	(30)
Depreciation and amortization of real estate assets	1	—	1	—
Income tax expense (benefit)	53	(47)	163	13
Non-controlling interests in above items	(33)	(39)	(103)	(106)
FFO	$113	$142	$408	$445

The following table reconciles Core Office share of net earnings from equity accounted investments for the three and nine months ended September 30, 2017 and 2016:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
Unconsolidated properties NOI	$101	$110	$320	$356
Unconsolidated properties fair value gains, net	27	96	65	30
Other	(43)	(42)	(70)	(138)
Share of net earnings from equity accounted investments	$85	$164	$315	$248

Core Retail

Our Core Retail segment consists of 126 regional malls and urban retail properties containing 123 million square feet in the United States through our 29% interest in GGP (34% on a fully-diluted basis, after the exercise of all outstanding warrants). Our investment in GGP is accounted for under the equity method.

The following table presents FFO and net income attributable to Unitholders in our Core Retail segment for the three and nine months ended September 30, 2017 and 2016:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
FFO	$113	$95	$331	$297
Net income attributable to Unitholders	46	9	93	413

FFO earned in our Core Retail segment for the three months ended September 30, 2017 was $113 million compared to $95 million for the same period in the prior year. The increase was driven by same-property growth from lease commencements and higher in-place rents partially offset by dispositions.

For the nine months ended September 30, 2017, FFO earned in our Core Retail segment was $331 million compared to $297 million for the same period in the prior year. FFO increased primarily due to the reasons mentioned above, as well as, a one-time gain on extinguishment of debt, partially offset by dispositions.

Net income attributable to Unitholders increased by $37 million to $46 million for the three months ended September 30, 2017 as compared to $9 million during the same period in the prior year. The increase in net income attributable to Unitholders is primarily attributable property valuation gains primarily at higher earning assets within the segment, and gains recognized on the sale of develop-for-sale assets.

Net income attributable to Unitholders decreased by $320 million to $93 million for the nine months ended September 30, 2017 as compared to $413 million during the same period in the prior year. The decrease in net income attributable to Unitholders is due to greater mark-to-market adjustments on our investment in GGP warrants, as a result of a decrease in GGP’s share price in the current period compared to an increase in the prior year, partially offset by higher property gains.

The following table presents key operating metrics in our Core Retail portfolio as at and for the three months ended September 30, 2017 and 2016:

	Unconsolidated
(US$ Millions, except where noted)	Sep. 30, 2017	Sep. 30, 2016
NOI:
Total portfolio(1)	$164	$160
Same-property(1)	163	160
Number of malls and urban retail properties	126	126
Leasable square feet (in thousands)	123,016	124,028
Occupancy(2)	95.4%	95.5%
In-place net rents (per square foot)(2)	62.53	63.23
Tenant Sales (per square foot)(2)	590	583

(1)	NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the investments.

(2)	Presented on a same-property basis.

NOI, which is presented on a proportionate basis, was $164 million for the three months ended September 30, 2017 consistent with the prior year, as a result of same property growth of $3 million partially offset by dispositions.

The results of our operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases for the trailing 12 months compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics.

	Total Portfolio
(US$ Millions, except where noted)	Sep. 30, 2017	Sep. 30, 2016
Number of leases	1,579	1,789
Leasing activity (square feet in thousands)	4,744	5,690
Average term in years	6.6	6.8
Initial rent per square foot(1)	$62.87	$65.16
Expiring rent per square foot(2)	57.21	59.03
Initial rent spread per square foot	5.66	6.13
% change	9.9%	10.4%
Tenant allowances and leasing costs	144	109

(1)	Represents initial rent over the term consisting of base minimum rent and common area costs.

(2)	Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

Through September 30, 2017, we leased approximately 4.7 million square feet at initial rents approximately 9.9% higher than expiring net rents on a suite-to-suite basis. Additionally, for the nine months ended September 30, 2017, tenant allowances and leasing costs related to leasing activity were $144 million compared to $109 million during the same period in the prior year.

Our Core Retail portfolio occupancy rate at September 30, 2017 was 95.4%, down 0.1% from the same period of the prior year. In-place rents, which are calculated on a cash basis and consist of base minimum rent, plus reimbursements of common area costs, and real estate taxes, decreased to $62.53 at September 30, 2017 from $63.23 at September 30, 2016. Despite this decrease same-property growth increased by 2% as mentioned above.

The following table presents our fair value gains (losses), net from our investment in GGP for the three and nine months ended September 30, 2017 and 2016:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
Fair value (losses) gains, net from GGP warrants	$(199)	$(150)	$(301)	$34
Fair value (losses) gains, net from GGP(1)	132	64	63	82
Total fair value (losses) gains	$(67)	$(86)	$(238)	$116

(1)	Fair value gains for unconsolidated properties are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

We recorded total fair value losses, net of $67 million and $86 million in our Core Retail segment for the three months ended September 30, 2017 and 2016, respectively. We recorded total fair value losses, net of $238 million and gains of $116 million in our Core Retail segment for the nine months ended September 30, 2017 and 2016, respectively. The mark-to-market adjustment of the GGP warrants we hold is determined each quarter with the corresponding gain or loss comprising part of the balance of fair value gains, net. Additionally, the commercial properties are fair valued on a quarterly basis. For the nine months ended September 30, 2017, we recorded $301 million of fair value losses, net attributable to depreciation of the GGP warrants as a result of a decrease in GGP’s stock price (2016 - gains of $34 million).

The key valuation metrics of these properties in our Core Retail segment on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount and terminal capitalization rates.

	Sep. 30, 2017			Dec. 31, 2016
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Unconsolidated properties
United States	6.9%	5.5%	10	7.4%	5.9%	10

Equity attributable to Unitholders in the Core Retail segment decreased by $72 million at September 30, 2017 from December 31, 2016 primarily relate to fair value losses on GGP warrants as well as distributions reinvested into other segments.

The following table presents an overview of the financial position of our Core Retail segment as at September 30, 2017 and December 31, 2016:

(US$ Millions)	Sep. 30, 2017	Dec. 31, 2016
Equity accounted investments	$7,682	$7,453
GGP warrants	953	1,254
Total assets	$8,635	$8,707
Total liabilities	—	—
Equity attributable to Unitholders	$8,635	$8,707

Equity accounted investments increased by $229 million driven by positive net income and fair value gains, partially offset by dividends received from GGP during the current period.

The following table presents a roll-forward of our partnership’s equity accounted investments from December 31, 2016 to September 30, 2017:

(US$ Millions)	Sep. 30, 2017
Equity accounted investments, beginning of period	$7,453
Share of net income, including fair value gains	394
Distributions received	(169)
Other	4
Equity accounted investments, end of period	$7,682

Reconciliation of Non-IFRS Measures – Core Retail

The following table reconciles Core Retail NOI to net income for the three and nine months ended September 30, 2017 and 2016:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
Commercial property revenue	$—	$—	$—	$—
Direct commercial property expense	—	—	—	—
Total NOI	—	—	—	—
Fair value gains, net	(199)	(150)	(301)	34
Share of net earnings from equity accounted investments	245	159	394	379
Income before taxes	46	9	93	413
Income tax (expense)	—	—	—	—
Net income	46	9	93	413
Net income attributable to non-controlling interests	—	—	—	—
Net income attributable to Unitholders	$46	$9	$93	$413

The following table reconciles Core Retail net income to FFO for the three and nine months ended September 30, 2017 and 2016:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
Net income	$46	$9	$93	$413
Add (deduct):
Share of equity accounted fair value (gains), net	(132)	(64)	(63)	(82)
Fair value losses (gains) losses, net	199	150	301	(34)
FFO	$113	$95	$331	$297

Opportunistic

Our Opportunistic segment is comprised of the following:

•	115 office properties comprising over 31 million square feet of office space in the United States, United Kingdom, Brazil and Asia;

•	Approximately 29 million square feet of retail space across 46 properties across the United States and in select Brazilian markets;

•	Approximately 47 million square feet of industrial space across 183 industrial properties, primarily consisting of modern logistics assets in North America and Europe;

•	Over 27,700 multifamily units across 93 properties throughout the United States;

•	Nineteen hospitality assets with over 13,800 rooms in North America, Europe and Australia;

•	324 properties that are leased to automotive dealerships across North America on a triple net lease basis;

•	203 self-storage facilities comprising of approximately 15 million square feet throughout the United States;

•	29 student housing properties with over 11,000 beds in the United Kingdom; and

•	135 manufactured housing communities with approximately 32,300 sites across the United States.

The following table presents NOI, FFO and net income attributable to Unitholders in our Opportunistic segment for the three and nine months ended September 30, 2017 and 2016:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
NOI	$540	$448	$1,527	$1,197
FFO	90	97	239	262
Net income attributable to Unitholders	203	335	572	509

Since the beginning of the prior year, we have made significant investments in our Opportunistic segment, including investing in new asset classes such as manufactured housing, student housing and self-storage. These investments are the primary driver of the increased NOI for the periods presented. These investments include the following:

•	Acquired a portfolio of 13 student housing properties in the second quarter of 2017;

•	Acquired a manufactured housing portfolio in the first quarter of 2017;

•	Acquired the IFC in South Korea, a 5.4 million square feet mixed-use complex in the fourth quarter of 2016;

•	Acquired the remaining common shares of Rouse in the third quarter of 2016;

•	Acquired a portfolio of 16 student housing properties across the United Kingdom throughout 2016;

•	Acquired the Vintage Estate hotel and specialty retail center in Napa Valley, CA in the second quarter of 2016; and

•	Acquired a portfolio of 203 self-storage facilities across the United States throughout 2016 and 2017.

Contributing to the increase in NOI for the three and nine months ended September 30, 2017 was NOI from the acquisitions noted above that occurred during and after the third quarter of 2016. These acquisitions contributed incremental NOI of $85 million and $350 million for the three and nine months ended September 30, 2017, respectively. Also contributing to the increased NOI for the nine months ended September 30, 2017, was the privatization of our opportunistic retail portfolio in the third quarter of 2016 and acquisitions within our student housing and self-storage portfolios during 2016 and 2017.

FFO decreased by $7 million and $23 million for the three and nine months ended September 30, 2017 respectively, primarily driven by the negative impact of foreign exchange and income from the sale of develop-for-sale assets in our multifamily business earned in the second quarter and third quarters of 2016, partially offset by NOI earned from the acquisitions noted above.

Net income attributable to Unitholders decreased by $132 million for the three months ended September 30, 2017, primarily driven by an increase of $126 million current year tax expense compared to $16 million tax benefit received in the prior year related to a change in tax rates in foreign jurisdictions in the third quarter of 2016. Also contributing to the decrease were significant fair value gains in the prior period from the sale of Hard Rock trademarks of $132 million and the sale of a portfolio of hospitality assets in Germany of $107 million as well as the negative impact of foreign exchange. These decreases were partially offset by valuation gains related to our industrial portfolios, driven by the anticipated sale price of our European portfolio and improved rental rate assumptions and compression of discount and terminal capitalization rates at our U.S. portfolio. Additionally, in our opportunistic office portfolio, we recorded fair value gains from our India office portfolio, as a result of improved market conditions and additional leasing, as well as fair value gains at IFC in South Korea as a result of improved leasing projections.

Net income attributable to Unitholders increased by $63 million for the nine months ended September 30, 2017, primarily driven by the NOI from acquisitions and valuation gains as noted above. These increases were partially offset by lower fair value gains from our triple net lease and self storage portfolios in the current year, and prior year fair value gains recorded from on the sale of Hard Rock trademarks and a portfolio of hospitality assets in Germany as noted above.

The following table presents key operating metrics for our Opportunistic portfolio as at September 30, 2017 and 2016:

	Equity attributable to Unitholders		Sep. 30, 2017
(US$ Millions, except where noted)	Sep. 30, 2017	Dec. 31, 2016	Number of properties	Total area (sq. ft. in thousands)	Units of measure	Occupancy %
Opportunistic Office	$1,117	$951	115	31,257	Sq. ft.	86.3%
Opportunistic Retail	1,260	967	46	29,046	Sq. ft.	88.7%
Industrial	686	558	183	46,688	Sq. ft.	95.3%
Multifamily	730	762	93	27,739	Units	95.3%
Hospitality	540	598	19	13,876	Rooms	n/a
Triple Net Lease	319	428	324	16,532	Sq. ft.	99.8%
Self-storage	177	158	203	14,909	Sq. ft.	89.5%
Student Housing	153	69	29	11,011	Beds	98.9%
Manufactured Housing	176	—	135	32,269	Sites	85.7%
Finance Funds	158	162	n/a	n/a	n/a	n/a
Total	$5,316	$4,653

The following table presents the contributions to fair value gains, net from consolidated and unconsolidated investments in our Opportunistic segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
Consolidated properties	$567	$378	$1,318	$659
Unconsolidated properties(1)	23	70	120	96
Total fair value gains, net	$590	$448	$1,438	$755

(1)	Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

The key valuation metrics of our Opportunistic properties on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Sep. 30, 2017			Dec. 31, 2016
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
Opportunistic Office	9.4%	6.8%	8	9.9%	7.6%	7
Opportunistic Retail	8.6%	7.6%	10	10.2%	8.1%	12
Industrial	7.0%	6.4%	10	7.4%	6.6%	10
Multifamily(1)	4.8%	n/a	n/a	4.9%	n/a	n/a
Triple Net Lease(1)	6.4%	n/a	n/a	6.1%	n/a	n/a
Self-storage(1)	5.8%	n/a	n/a	6.2%	n/a	n/a
Student Housing(1)	5.8%	n/a	n/a	5.9%	n/a	n/a
Manufactured Housing(1)	5.8%	n/a	n/a	n/a	n/a	n/a
Unconsolidated properties
Opportunistic Office	6.8%	6.0%	10	7.7%	6.0%	10
Opportunistic Retail	13.5%	8.2%	11	11.0%	9.0%	10
Industrial	6.5%	6.0%	10	6.9%	6.1%	10
Multifamily(1)	5.2%	n/a	n/a	5.1%	n/a	n/a

(1)
The valuation method used to value multifamily, triple net lease, self-storage, student housing, and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following table presents equity attributable to Unitholders in our Opportunistic segment:

(US$ Millions)	Sep. 30, 2017	Dec. 31, 2016
Investment properties	$25,859	$23,385
Property, plant and equipment	5,420	5,278
Equity accounted investments	2,565	2,001
Accounts receivable and other	3,472	2,899
Cash and cash equivalents	741	808
Assets held for sale	2,126	147
Total assets	$40,183	$34,518
Debt obligations	21,099	18,211
Capital securities	432	183
Accounts payable and other liabilities	2,467	1,980
Liabilities associated with assets held for sale	900	61
Non-controlling interests of others in operating subsidiaries and properties	9,969	9,430
Equity attributable to Unitholders	$5,316	$4,653

The increase in investment properties is primarily the result of acquisition activity, including our manufactured housing portfolio and a student housing portfolio, and valuation gains, as well as capital spend. This increase is partially offset by the reclassification of Brazil Retail to equity accounted investments.

The increase in property, plant and equipment is the result of capital spend during the period and the positive impact of foreign exchange, partially offset by depreciation.

Equity accounted investments increased during the nine months ended September 30, 2017 as a result of net income from these investments during the period, as well as the reclassification of our interest in Brazil Retail mentioned above.

Assets held for sale and related liabilities as of September 30, 2017 include a portfolio of industrial assets in Europe as well as seven opportunistic office assets in the United States and two triple net lease assets in the United States, as we intend to sell controlling interests in these properties to third parties in the next 12 months.

Debt obligations increased due to the acquisitions mentioned above and the positive impact of foreign exchange.

Reconciliation of Non-IFRS Measures - Opportunistic
NOI to net income:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
Commercial property revenue	$556	$418	$1,589	$1,063
Hospitality revenue	410	407	1,214	1,215
Direct commercial property expense	(177)	(123)	(488)	(298)
Direct hospitality expense	(249)	(254)	(788)	(783)
Total NOI	540	448	$1,527	$1,197
Investment and other revenue	8	29	163	60
Interest expense	(253)	(195)	(770)	(541)
General and administrative expense	(58)	(54)	(178)	(149)
Investment and other expense	(1)	—	(123)	—
Depreciation and amortization	(66)	(60)	(191)	(178)
Fair value gains, net	567	378	1,318	659
Share of net earnings from equity accounted investments	41	97	188	209
Income before taxes	778	643	1,934	1,257
Income tax expense	(110)	16	(193)	(45)
Net income	668	659	$1,741	$1,212
Net income attributable to non-controlling interests	465	324	1,169	703
Net income attributable to Unitholders	$203	$335	$572	$509

The following table reconciles Opportunistic net income to FFO for the three and nine months ended September 30, 2017 and 2016:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
Net income	$668	$659	$1,741	$1,212
Add (deduct):
Fair value gains, net	(567)	(378)	(1,318)	(659)
Share of equity accounted fair value (gains), net	(23)	(70)	(120)	(96)
Depreciation and amortization of real estate assets	61	55	176	170
Income tax expense	110	(16)	193	45
Non-controlling interests in above items	(159)	(153)	(433)	(410)
FFO	$90	$97	$239	$262

Corporate
The following table presents FFO and net income attributable to Unitholders in our corporate segment for the three and nine months ended September 30, 2017 and 2016:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
FFO	$(119)	$(125)	$(352)	$(361)
Net income attributable to Unitholders	(148)	770	(450)	438

Certain amounts are allocated to our corporate segment as those activities are not used to evaluate our segments’ operating performance.

FFO was a loss of $119 million (2016 - loss of $125 million) and $352 million (2016 - loss of $361 million) for the three and nine months ended September 30, 2017, respectively.

Interest expense contributed to this loss and for the three months ended September 30, 2017 was $76 million, and comprised $55 million of interest expense paid on capital securities and $21 million of interest expense on our credit facilities. This compares to interest expense of $76 million in the same period in the prior year. For the nine months ended September 30, 2017, interest expense totaled $221 million, and comprised of $152 million of interest expense paid on capital securities and $69 million of interest expense on our credit facilities. This compares to interest expense of $219 million in the same period in the prior year.

Another component of FFO is general and administrative expense, which, for the three months ended September 30, 2017 was $49 million and comprised $26 million of asset management fees, $7 million of equity enhancement fees and $16 million of other corporate costs. General and administrative expense for the three months ended September 30, 2016 was $56 million. For the nine months ended September 30,

2017 general and administrative expense was $152 million and comprised $78 million of asset management fees, $20 million of equity enhancement fees and $54 million of other corporate costs. General and administrative expense for the nine months ended September 30, 2016 was $156 million. The decreases were attributable to a reduction in management fees as a result of lower capitalization compared to the prior year.

In addition, during the three and nine months ended September 30, 2017, we recorded fair value losses, net of $9 million and $35 million, respectively, primarily related to the settlement of foreign currency forward contracts during the period. Consistent with our risk management policy, the partnership uses such derivative instruments to hedge cash flows in foreign currencies. For further information on the partnership’s use of derivative contracts, please refer to “Derivative Financial Instruments” below.

For the three and nine months ended September 30, 2017, we also recorded $20 million and $63 million of income tax expense, respectively, allocated to the corporate segment compared to an income tax benefit of $898 million and $791 million, respectively, in the same period in the prior year related to deferred tax liabilities of our holding companies and their subsidiaries. The income tax benefit in the prior year relates to a reorganization the partnership undertook, to consolidate the ownership of certain subsidiaries holding its Core Retail and Core Office assets. As a result of the reorganization, there was a change in the tax rate applicable to those subsidiaries, which resulted in a deferred tax recovery during the prior period, which reduced deferred tax liabilities.

The following table presents equity attributable to Unitholders at the corporate level:

(US$ Millions)	Sep. 30, 2017	Dec. 31, 2016
Accounts receivable and other	$116	$125
Equity accounted investments	63	—
Cash and cash equivalents	307	250
Total assets	486	375
Debt obligations	1,706	1,980
Capital securities	2,916	2,897
Deferred tax liabilities	691	431
Accounts payable and other liabilities	1,299	1,091
Non-controlling interests	(21)	(396)
Equity attributable to Unitholders	$(6,105)	$(5,628)

The corporate balance sheet includes corporate debt and capital securities from our partnership. The decrease in corporate debt obligations is primarily a result of repayment of some of our funds subscription credit facilities during the period.

On December 4, 2014, our partnership issued $1,800 million of exchangeable preferred equity securities (“Preferred Equity Units”) to Qatar Investment Authority (“QIA”). At September 30, 2017 and December 31, 2016, the balance related to the Preferred Equity Units recorded within capital securities was $1,592 million and $1,574 million, respectively.

The change in non-controlling interest is primarily related to non-controlling interests in the second Brookfield Asset Management-sponsored opportunity fund and capital called from fund investors.

The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Sep. 30, 2017	Dec. 31, 2016
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$549	$541
Series 2	24,000,000	6.50%	528	522
Series 3	24,000,000	6.75%	515	511
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares	30,000,000	5.75%	750	750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
Brookfield Property Split Corp. Senior Preferred Shares:
Class A Series 1	924,390	5.25%	23	24
Class A Series 2	699,165	5.75%	14	13
Class A Series 3	909,994	5.00%	17	17
Class A Series 4	940,486	5.20%	19	19
Total capital securities - corporate			$2,915	$2,897

In addition, as at September 30, 2017, we had $15 million (December 31, 2016 - $15 million) of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

Reconciliation of Non-IFRS Measures – Corporate

Net income to FFO:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
Net income (loss)	$(154)	$766	$(471)	$427
Add (deduct):
Fair value (gains) losses, net	9	—	35	(11)
Income tax expense	20	(898)	63	(791)
Non-controlling interests in above items	6	7	21	14
FFO	$(119)	$(125)	$(352)	$(361)

LIQUIDITY AND CAPITAL RESOURCES
The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. As at September 30, 2017, capital totaled $76 billion (December 31, 2016 - $72 billion).

We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

Our principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;

•	Debt service requirements;

•	Distributions to Unitholders;

•	Capital expenditures deemed mandatory, including tenant improvements;

•	Development costs not covered under construction loans;

•	Investing activities which could include:

◦	Discretionary capital expenditures;

◦	Property acquisitions;

◦	Future developments; and

◦	Repurchase of our units.

We plan to meet these liquidity needs by accessing our group-wide liquidity of $5,877 million at September 30, 2017 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities.

(US$ Millions)	Sep. 30, 2017	Dec. 31, 2016
Corporate cash and cash equivalents	$124	$125
Available committed corporate credit facilities	539	869
Available subordinated credit facilities	133	253
Corporate liquidity	796	1,247
Proportionate cash retained at subsidiaries	1,150	1,102
Proportionate availability under construction facilities	2,647	3,013
Proportionate availability under subsidiary credit facilities	1,284	992
Group-wide liquidity(1)	$5,877	$6,354

(1)	This includes liquidity of investments which are not controlled and can only be obtained through distributions which the partnership does not control.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)	Sep. 30, 2017
Remainder of 2017	$403
2018	4,189
2019	3,729
2020	1,935
2021	5,142
2022 and thereafter	13,356
Deferred financing costs	(259)
Secured debt obligations	$28,495
Loan to value	55%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2017-2018.

Our partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at September 30, 2017. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership.

For the three and nine month periods ended September 30, 2017 and 2016, the partnership made distributions to Unitholders of $207 million (2016 - $199 million) and $623 million (2016 - $598 million), respectively. This compares to cash flow from operating activities of $(90) million and $387 million for each period. During the three and nine month periods ended September 30, 2017, cash flow from operating activities included net repayments of nil and $100 million of deposits from Brookfield Asset Management. Excluding this repayment, cash flow from operating activities would have been $(90) million and $487 million for the three and nine month periods ended September 30, 2017 , respectively, exceeding distributions to Unitholders.
The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to Unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. For the three month period ended September 30, 2017, the partnership funded the gap between its distributions and cash flow from operating activities through approximately $235 million of realized gains on the disposition of assets with meaningful returns on capital, respectively. Distributions made to Unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to Unitholders as defined in Canadian Securities Administrators’ National Policy 41-201 - Income Trusts and Indirect Offerings.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions would cause downward pressure on our operating margins and asset values as a result of lower demand for space.

Substantially all of our properties are located in North America, Europe and Australia, with a growing presence in South America and Asia. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants.

As owners of office, retail, and industrial properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” below for further details.

For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2016 annual report on Form 20-F.

Credit Risk
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 8.6% of our Core Office segment tenant base and, as at September 30, 2017, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Core Office portfolio and their respective credit ratings and exposure as at September 30, 2017:

Tenant	Primary location	Credit rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AA+/AAA	8.6%
Barclays	London	A+	2.5%
Morgan Stanley	NY/Toronto/London	A-	2.4%
CIBC World Markets(3)	Calgary/NY/Toronto	A+	1.8%
Suncor Energy Inc.	Calgary/Houston	BBB+	1.7%
Bank of Montreal	Calgary/Toronto	A+	1.4%
Bank of America | Merrill Lynch	Various	BBB+	1.4%
Amazon	NY/London	BBB+	1.3%
Deloitte	Calgary/Houston/LA/Toronto	Not Rated	1.3%
Royal Bank of Canada	Various	A+	1.1%
Total			23.5%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.
(2) Prior to considering the partnership’s interest in partially-owned properties.
(3) CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our Core Retail portfolio as at September 30, 2017. The largest ten tenants in our portfolio accounted for approximately 21.1% of minimum rents, tenant recoveries and other.

Tenant	DBA	Exposure (%)(1)
L Brands, Inc,	Victoria's Secret, Bath & Body Works, PINK, Henri Bendel	3.7%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA, House of Hoops, SIX:02	2.9%
The Gap, Inc.	Gap, Banana Republic, Old Navy, Athleta	2.6%
Forever 21 Retail, Inc.	Forever 21, Riley Rose	2.3%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister	1.7%
Ascena Retail Group	Dress Barn, Justice, Lane Bryant, Maurices, Ann Taylor, Loft	1.7%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.7%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.5%
Luxottica Group S.P.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.5%
Express, Inc.	Express, Express Men	1.5%
Total		21.1%

(1)	Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 10% of our office, retail and industrial leases mature annually up to 2021. Our office, retail and industrial portfolio has a weighted average remaining lease life of approximately 5.9 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our office, retail and industrial portfolios at September 30, 2017, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2017	2018	2019	2020	2021	2022	2023	2024 and beyond	Total
Core Office	6,644	507	3,789	3,752	5,588	5,827	5,302	5,755	43,441	80,605
Total % expiring	8.2%	0.6%	4.7%	4.7%	6.9%	7.2%	6.6%	7.1%	54.0%	100.0%
Core Retail(1)	1,940	1,176	6,742	6,244	4,554	4,747	4,870	3,531	19,740	53,544
Total % expiring	3.6%	2.2%	12.6%	11.7%	8.5%	8.9%	9.1%	6.6%	36.8%	100.0%
Opportunistic Office	3,157	543	1,721	3,034	3,365	3,551	2,537	642	4,407	22,957
Total % expiring	13.8%	2.4%	7.5%	13.2%	14.7%	15.5%	11.1%	2.8%	19.0%	100.0%
Opportunistic Retail(1)	1,557	528	1,682	1,454	1,476	1,308	980	801	4,531	14,317
Total % expiring	10.9%	3.7%	11.7%	10.2%	10.3%	9.1%	6.8%	5.6%	31.7%	100.0%
Industrial	2,183	256	6,839	5,761	7,849	5,247	3,293	2,825	12,435	46,688
Total % expiring	4.7%	0.5%	14.6%	12.3%	16.8%	11.2%	7.1%	6.1%	26.7%	100.0%

(1)	Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

Tax Risk
We are subject to income taxes in various jurisdictions, and our tax liabilities are dependent upon the distribution of income among these different jurisdictions. Our effective income tax rate is influenced by a number of factors, including changes in tax law, tax treaties, interpretation of existing laws, and our ability to sustain our reporting positions on examination. Changes in any of those factors could change our effective tax rate, which could adversely affect our profitability and results of operations.

Environmental Risk
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove such substances or remediate such locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

Economic Risk
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of over six years.

Insurance Risk
Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates. We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe).

Interest Rate and Financing Risk
We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year and to maintain relationships with a large number of lenders to limit exposure to any one counterparty.

Approximately 50% of our outstanding debt obligations at September 30, 2017 are floating rate debt compared to 50% at December 31, 2016. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $188 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $4 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At September 30, 2017, our consolidated debt to capitalization was 49% (December 31, 2016 – 47%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the nine months ended September 30, 2017, approximately 36% of our assets and 32% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

DERIVATIVE FINANCIAL INSTRUMENTS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	Interest rate caps to hedge interest rate risk on certain variable rate debt.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Interest Rate Hedging
The following table provides our outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of September 30, 2017 and December 31, 2016:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2017	Interest rate caps of US$ LIBOR debt	$2,918	2.8% - 5.8%	Dec. 2017 - Apr. 2020	$—
	Interest rate swaps of US$ LIBOR debt	2,759	0.7% - 2.2%	Jun. 2018 - May 2024	3
	Interest rate caps of £ LIBOR debt	448	1.3%	Dec. 2019	—
	Interest rate swaps of £ LIBOR debt	92	1.0% - 1.5%	Apr. 2020 - Jun. 2021	1
	Interest rate swaps of € EURIBOR debt	42	0.7% - 1.4%	Oct. 2017 - Apr. 2021	(1)
	Interest rate swaps of C$ LIBOR debt	44	3.7%	Nov. 2021	1
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2029	(13)
Dec. 31, 2016	Interest rate caps of US$ LIBOR debt	$4,933	2.5% - 5.8%	Jan. 2017 - Jun. 2020	$—
	Interest rate swaps of US$ LIBOR debt	502	1.5% - 2.2%	Jun. 2018 - Nov. 2020	(6)
	Interest rate caps of £ LIBOR debt	37	2.5%	Aug. 2017	—
	Interest rate swaps of £ LIBOR debt	85	1.0% - 1.5%	Apr. 2020 - Jun. 2021	2
	Interest rate swaps of € EURIBOR debt	146	0.3% - 1.4%	Oct. 2017 - Apr. 2021	(4)
	Interest rate swaps of C$ LIBOR debt	44	3.7%	Nov. 2021	—
	Interest rate swaps of A$ BBSW/BBSY debt	65	1.9%	Jul. 2017	(1)
	Interest rate swaps on forecasted fixed rate debt	300	3.7% - 4.0%	Jun. 2027 - Jun. 2029	(34)

For the three and nine months ended September 30, 2017, the amount of hedge ineffectiveness recorded in earnings in connection with our interest rate hedging activities was $11 million and $13 million (2016 - $35 million and $24 million), respectively.

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as hedges of net investments in foreign subsidiaries or foreign currency cash flow hedges as of September 30, 2017 and December 31, 2016:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Sep. 30, 2017	Net investment hedges		€494	€0.83/$ - €0.94/$	Nov. 2017 - Dec. 2018	$(31)
	Net investment hedges		£3,386	£0.73/$ - £0.81/$	Oct. 2017 - Nov. 2018	(311)
	Net investment hedges	A$	2,024	A$1.26/$ - A$1.38/$	Oct. 2017 - Nov. 2018	(37)
	Net investment hedges	C¥	1,148	C¥6.86/$ - C¥7.20/$	Nov. 2017 - Jul. 2018	(9)
	Net investment hedges	₩	486,289	₩1,127.10/$ - ₩1,181.45/$	Oct. 2017 - Sep. 2018	(2)
	Net investment hedges	C$	38	C$1.26/$ - C$1.36/$	Oct. 2017 - Dec. 2017	(2)
	Cash flow hedges	Rs	12,000	Rs66.14/$ - Rs66.36/$	Dec. 2017	1
Dec 31, 2016	Net investment hedges		€600	€0.87/$ - €0.94/$	Feb. 2017 - Feb. 2018	$8
	Net investment hedges		£3,664	£0.68/$ - £0.82/$	Jan. 2017 - Jan. 2018	(18)
	Net investment hedges	A$	1,967	A$1.32/$ - A$1.41/$	Jan. 2017 - Dec. 2017	36
	Net investment hedges	C¥	1,750	C¥6.77/$ - C¥7.20/$	Feb. 2017 - Dec. 2017	7
	Net investment hedges	R$	—	R$3.27/$ - R$3.83/$	Jan. 2017 - Feb. 2017	(9)
	Cash flow hedges	R$	500	R$3.35/$	Mar. 2017	1
	Net investment hedges	₩	585,600	₩1,135.30/$ - ₩1,167.90/$	Sep. 2017 - Dec. 2017	22
	Cash flow hedges	Rs	12,500	Rs67.84/$ - Rs70.60/$	Feb. 2017 - Sep. 2017	1

In addition to the above, we have designated nil (December 31, 2016 - C$690 million) of Canadian Dollar financial liabilities as hedges against our net investment in Canadian operations.

For the three and nine months ended September 30, 2017 and 2016, the amount of hedge ineffectiveness recorded in earnings in connection with our foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of our other derivatives that have been entered into to manage financial risks as of September 30, 2017 and December 31, 2016:

(US$ Millions)	Derivative type	Notional	Maturity dates	Rates	Fair value
Sep. 30, 2017	Interest rate swaps on forecasted fixed rate debt	$1,660	Nov. 2027 -Dec. 2029	1.9.% - 6.0%	$(82)
	Interest rate caps	2,428	May 2018 - Apr. 2020	2.5% - 5.8%	—
	Interest rate swaps of US$ debt	1,050	Sep. 2018 - Nov. 2020	1.6%	3
	Interest rate swaps of € EURIBOR debt	123	Sep. 2018 - Oct. 2019	0.3% - 1.4%	(2)
Dec. 31, 2016	Interest rate swaps on forecasted fixed rate debt	$1,460	Jun. 2018 - Nov. 2028	1.9% - 6.0%	$(172)
	Interest rate caps	350	Jul. 2017	3.25%	—

As of September 30, 2017, we recognized fair value losses, net of approximately $33 million related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

As of September 30, 2017, we have swaptions with a notional amount of totaling $685 million (December 31, 2016 - $1,660 million), with a 1.00% rate and maturity dates from June 2018 to November 2018. The fair value of these derivatives as of September 30, 2017 was nil.

The other derivatives have not been designated as hedges for accounting purposes.

RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

We have a management agreement with our service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, we pay a base management fee (“base management fee”), to the service providers equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50.0 million plus annual inflation adjustments. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments.

The base management fee for the three and nine months ended September 30, 2017 was $26 million (2016 - $27 million) and $78 million (2016 - $79 million), respectively. The equity enhancement distribution for the three and nine months ended September 30, 2017 was $7 million (2016 - $4 million) and $20 million (2016 - $20 million), respectively.

In connection with the issuance of Preferred Equity Units to QIA in the fourth quarter of 2014, Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions with related parties:

(US$ Millions)	Sep. 30, 2017	Dec 31, 2016
Balances outstanding with related parties:
Participating loan interests	$510	$471
Net (payables)/receivables within equity accounted investments	(12)	110
Loans and notes receivable(1)	95	46
Receivables and other assets	8	71
Deposit from Brookfield Asset Management	(400)	(500)
Property-specific debt obligations	(398)	(323)
Loans and notes payable and other liabilities	(447)	(136)
Capital securities held by Brookfield Asset Management	(1,250)	(1,250)
Preferred shares held by Brookfield Asset Management	(15)	(15)

(1)
At September 30, 2017, includes $95 million (December 31, 2016 - $46 million) receivable from Brookfield Asset Management upon the earlier of our partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2017	2016	2017	2016
Transactions with related parties:
Commercial property revenue(1)	$4	$5	$14	$14
Management fee income	1	1	4	3
Interest income earned by equity accounted investments	1	1	3	3
Participating loan interests (including fair value gains, net)	33	10	77	45
Interest expense on debt obligations	3	7	21	26
Interest on capital securities held by Brookfield Asset Management	26	19	64	57
General and administrative expense(2)	51	57	151	201
Construction costs(3)	99	60	243	198

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s private funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

During the first quarter of 2017, we and QIA each acquired a 25% interest in two multifamily developments from Canary Wharf for a combined consideration of £70 million, representing costs incurred to the date of sale plus the equity funding required to complete the developments.

During the first quarter of 2017, we along with Brookfield Premier Real Estate Partners Pooling LLC, acquired a 25% and 75% interest, respectively, of One Post Street, an office building in San Francisco, California for $245 million.

During the second quarter of 2017, we redeemed all of the public units outstanding of Brookfield Canada Office Properties, for C$32.50 per unit, or C$516 million.

During the second quarter of 2017, we redeemed all of the public units outstanding of Brookfield Prime Property Fund, for A$8.815 per unit, or A$85 million.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2016 consolidated financial statements.

TREND INFORMATION
We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. We do, however, still face a meaningful amount of lease rollover in 2017 and 2018, which may restrain FFO growth from this part of our portfolio in the near future. Our beliefs as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Statement Regarding Forward-looking Statements and Use of Non-IFRS Measures”.

Transaction activity is picking up across our global real estate markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

Given the small amount of new office and retail development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the nine months ended September 30, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Corporate Information

CORPORATE PROFILE
Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $65 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes 146 premier office properties and 126 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matt Cherry, Senior Vice President, Investor Relations and Communications at (212) 417-7488 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results can be directed to Bryan Davis, Chief Financial Officer at (212) 417-7166 or via e-mail at bryan.davis@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, CST Trust Company, as listed below.

AST TRUST COMPANY (Canada)
By mail:         P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1
Tel:         (416) 682-3860; (800) 387-0825
Fax:         (888) 249-6189
E-mail:         inquiries@canstockta.com
Web site:        www.canstockta.com

COMMUNICATIONS
We strive to keep our Unitholders updated on our progress through a comprehensive annual report, quarterly interim reports and periodic press releases.

Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, supplementary information and unit and distribution information as well as summary information on the partnership.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and Unitholders to ensure that accurate information is available to investors.